Exhibit 99.1

VNET Reports Unaudited First Quarter 2025 Financial Results

BEIJING, May 28, 2025 /PRNewswire/ -- VNET Group, Inc. (Nasdaq: VNET) (“VNET” or the “Company”), a leading carrier- and cloud-neutral internet data center services provider in China, today announced its unaudited financial results for the first quarter ended March 31, 2025.

“We kicked off 2025 with a strong first quarter thanks to excellent execution of our effective dual-core strategy,” said Josh Sheng Chen, Founder, Executive Chairperson and interim Chief Executive Officer of VNET. “Our wholesale IDC business recorded another impressive performance, marked by our robust deliveries and customers’ fast move-in pace. As of March 31, 2025, our wholesale capacity in service increased by 88MW quarter over quarter to 573MW. Wholesale capacity utilized increased by a record high of 84MW quarter over quarter to 437MW. We continued to win quality wholesale and retail orders in the first quarter, including the 119MW of wholesale orders we disclosed last quarter, along with a 6MW wholesale order from an intelligent driving customer and a total of 4MW in retail orders from customers in internet, finance, local services, intelligent driving, and gaming across multiple retail data centers. Going forward, we will continue leveraging our high-performance data center network, reliable solutions, and outstanding delivery capabilities to address customers’ needs and meet their rising demand, driving growth and advancing the development of China’s digital economy.”

Qiyu Wang, Chief Financial Officer of VNET, commented, “The solid start of the year 2025 was characterized by vibrant growth and a significantly enhanced margin. In the first quarter, our total net revenues rose 18.3% year over year to RMB2.25 billion, driven by wholesale revenues’ strong year-over-year growth of 86.5%. Adjusted EBITDA for the first quarter increased by 26.4% year over year to RMB682.4 million, with an adjusted EBITDA margin of 30.4%, up 1.9 percentage points year over year. Excluding the one-off impact of asset disposals last quarter, adjusted EBITDA increased by 18.1% quarter over quarter. Moreover, we further strengthened our financing capabilities, diversifying our financing channels at a relatively low cost to support our continued investments in future development. Looking ahead, we will remain dedicated to our sustainable, high-quality growth strategy, seizing market opportunities and delivering long-term value for our stakeholders.”

First Quarter 2025 Financial Highlights

•	Total net revenues increased by 18.3% to RMB2.25 billion (US$309.5 million) from RMB1.90 billion in the same period of 2024.

•	Net revenues from the IDC business[1] increased by 27.8% to RMB1.64 billion (US$226.2 million) from RMB1.28 billion in the same period of 2024.

•	Net revenues from the wholesale IDC business (“wholesale revenues”) increased by 86.5% to RMB673.2 million (US$92.8 million) from RMB361.0 million in the same period of 2024.

•	Net revenues from the retail IDC business (“retail revenues”) increased by 4.8% to RMB968.3 million (US$133.4 million) from RMB923.7 million in the same period of 2024.

•	Net revenues from the non-IDC business[2] decreased slightly by 1.4% to RMB604.8 million (US$83.3 million) from RMB613.5 million in the same period of 2024.

•	Adjusted cash gross profit (non-GAAP) increased by 26.4% to RMB967.8 million (US$133.4 million) from RMB765.5 million in the same period of 2024. Adjusted cash gross margin (non-GAAP) was 43.1%, compared with 40.3% in the same period of 2024.

•	Adjusted EBITDA (non-GAAP) increased by 26.4% to RMB682.4 million (US$94.0 million) from RMB539.8 million in the same period of 2024. Adjusted EBITDA margin (non-GAAP) was 30.4%, compared with 28.4% in the same period of 2024.

1 IDC business refers to managed hosting services, consisting of the wholesale IDC business and the retail IDC business. Beginning in the first quarter of 2024, our IDC business was subdivided into wholesale IDC business and retail IDC business according to the nature and scale of our data center projects. Prior to 2024, the subdivision was based on customer contract types.

2 Non-IDC business consists of cloud services and VPN services.

First Quarter 2025 Operational Highlights

Wholesale IDC Business

•	Capacity in service was 573MW as of March 31, 2025, compared with 486MW as of December 31, 2024, and 332MW as of March 31, 2024. Capacity under construction was 377MW as of March 31, 2025.

•	Capacity utilized by customers reached 437MW as of March 31, 2025, compared with 353MW as of December 31, 2024, and 236MW as of March 31, 2024. The sequential increase during the first quarter of 2025 was 84MW, which was mainly contributed by the E-JS Campus 02 and N-HB Campus 03 data centers.

•	Utilization rate[3] of wholesale capacity was 76.2% as of March 31, 2025, compared with 72.6% as of December 31, 2024, and 71.0% as of March 31, 2024.

•	Utilization rate of mature wholesale capacity[4] was 94.5% as of March 31, 2025, compared with 95.6% as of December 31, 2024, and 94.6% as of March 31, 2024.

•	Utilization rate of ramp-up wholesale capacity[5] was 32.1% as of March 31, 2025, compared with 34.0% as of December 31, 2024, and 33.6% as of March 31, 2024.

•	Total capacity committed[6] was 571MW as of March 31, 2025, compared with 479MW as of December 31, 2024, and 326MW as of March 31, 2024.

•	Commitment rate[7] for capacity in service was 99.7% as of March 31, 2025, compared with 98.7% as of December 31, 2024, and 98.1% as of March 31, 2024.

•	Total capacity pre-committed[8] was 307MW and pre-commitment rate[9] for capacity under construction was 81.6% as of March 31, 2025.

Retail IDC Business10

•	Capacity in service was 51,960 cabinets as of March 31, 2025, compared with 52,107 cabinets as of December 31, 2024, and 52,068 cabinets as of March 31, 2024.

•	Capacity utilized by customers reached 33,093 cabinets as of March 31, 2025, compared with 33,068 cabinets as of December 31, 2024, and 33,312 cabinets as of March 31, 2024.

•	Utilization rate of retail capacity was 63.7% as of March 31, 2025, compared with 63.5% as of December 31, 2024, and 64.0% as of March 31, 2024.

•	Utilization rate of mature retail capacity[11] was 69.1% as of March 31, 2025, compared with 68.9% as of December 31, 2024, and 72.8% as of March 31, 2024.

•	Utilization rate of ramp-up retail capacity[12] was 21.5% as of March 31, 2025, compared with 21.3% as of December 31, 2024, and 13.0% as of March 31, 2024.

•	Monthly recurring revenue (MRR) per retail cabinet was RMB8,898 in the first quarter of 2025, compared with RMB8,794 in the fourth quarter of 2024 and RMB8,742 in the first quarter of 2024.

3 Utilization rate is calculated by dividing capacity utilized by customers by the capacity in service.

4 Mature wholesale capacity refers to wholesale data centers in which utilization rate is at or above 80%.

5 Ramp-up wholesale capacity refers to wholesale data centers in which utilization rate is below 80%.

6 Total capacity committed is the capacity committed to customers pursuant to customer agreements remaining in effect.

7 Commitment rate is calculated by total capacity committed divided by total capacity in service.

8 Total capacity pre-committed is the capacity under construction which is pre-committed to customers pursuant to customer agreements remaining in effect.

9 Pre-commitment rate is calculated by total capacity pre-committed divided by total capacity under construction.

10 For retail IDC business, since the first quarter of 2024, we have excluded a certain number of reserved cabinets from the capacity in service. Reserved cabinets refer to those that have not been utilized on a large scale, those that are planned to be closed, or those that are planned to be further upgraded. As of March 31, 2024, December 31, 2024, and March 31, 2025, 4,426, 3,766 and 3,766 reserved cabinets, respectively, were excluded from the calculation of utilization rate of retail IDC business capacity.

11 Mature retail capacity refers to retail data centers that came into service prior to the past 24 months.

12 Ramp-up retail capacity refers to retail data centers that came into service within the past 24 months, or mature retail data centers that have undergone improvements within the past 24 months.

First Quarter 2025 Financial Results

TOTAL NET REVENUES: Total net revenues in the first quarter of 2025 were RMB2.25 billion (US$309.5 million), representing an increase of 18.3% from RMB1.90 billion in the same period of 2024. The year-over-year increase was mainly driven by the continued growth of our wholesale IDC business.

Net revenues from IDC business increased by 27.8% to RMB1.64 billion (US$226.2 million) from RMB1.28 billion in the same period of 2024. The year-over-year increase was mainly driven by an increase in wholesale revenues.

•	Wholesale revenues increased by 86.5% to RMB673.2 million (US$92.8 million) from RMB361.0 million in the same period of 2024.

•	Retail revenues increased to RMB968.3 million (US$133.4 million) from RMB923.7 million in the same period of 2024.

Net revenues from non-IDC business decreased slightly by 1.4% to RMB604.8 million (US$83.3 million) from RMB613.5 million in the same period of 2024.

GROSS PROFIT: Gross profit in the first quarter of 2025 was RMB565.3 million (US$77.9 million), representing an increase of 37.6% from RMB410.7 million in the same period of 2024. Gross margin in the first quarter of 2025 was 25.2%, compared with 21.6% in the same period of 2024.

ADJUSTED CASH GROSS PROFIT (non-GAAP), which excludes depreciation, amortization, and share-based compensation expenses, was RMB967.8 million (US$133.4 million) in the first quarter of 2025, compared with RMB765.5 million in the same period of 2024. Adjusted cash gross margin (non-GAAP) in the first quarter of 2025 was 43.1%, compared with 40.3% in the same period of 2024.

OPERATING EXPENSES: Total operating expenses in the first quarter of 2025 were RMB316.8 million (US$43.7 million), compared with RMB364.3 million in the same period of 2024.

Sales and marketing expenses were RMB64.3 million (US$8.9 million) in the first quarter of 2025, compared with RMB71.7 million in the same period of 2024.

Research and development expenses were RMB43.6 million (US$6.0 million) in the first quarter of 2025, compared with RMB75.4 million in the same period of 2024.

General and administrative expenses were RMB179.8 million (US$24.8 million) in the first quarter of 2025, compared with RMB226.3 million in the same period of 2024.

ADJUSTED OPERATING EXPENSES (non-GAAP), which exclude share-based compensation expenses, were RMB310.5 million (US$42.8 million) in the first quarter of 2025, compared with RMB252.6 million in the same period of 2024. As a percentage of total net revenues, adjusted operating expenses (non-GAAP) in the first quarter of 2025 were 13.8%, compared with 13.3% in the same period of 2024.

ADJUSTED EBITDA (non-GAAP): Adjusted EBITDA in the first quarter of 2025 was RMB682.4 million (US$94.0 million), representing an increase of 26.4% from RMB539.8 million in the same period of 2024. Adjusted EBITDA margin (non-GAAP) in the first quarter of 2025 was 30.4%, compared with 28.4% in the same period of 2024.

NET LOSS ATTRIBUTABLE TO VNET GROUP, INC.: Net loss attributable to VNET Group, Inc. in the first quarter of 2025 was RMB237.6 million (US$32.7 million), compared with a net loss attributable to VNET Group, Inc. of RMB187.0 million in the same period of 2024. The year-over-year increase in loss was mainly due to the changes in the fair value of financial instruments.

LOSS PER SHARE: Basic and diluted loss per share in the first quarter of 2025 were both RMB0.15 (US$0.02), which represents the equivalent of RMB0.90 (US$0.12) per American depositary share (“ADS”), respectively. Each ADS represents six Class A ordinary shares.

LIQUIDITY: As of March 31, 2025, the aggregate amount of the Company’s cash and cash equivalents, restricted cash and short-term investments was RMB5.79 billion (US$797.8 million).

Total short-term debt, consisting of short-term bank borrowings and the current portion of long-term borrowings, was RMB2.58 billion (US$355.7 million). Total long-term debt was RMB14.20 billion (US$1.96 billion), comprised of long-term borrowings of RMB8.96 billion (US$1.20 billion) and convertible promissory notes of RMB5.24 billion (US$722.8 million).

Net cash generated from operating activities in the first quarter of 2025 was RMB195.7 million (US$27.0 million), compared with RMB267.6 million in the same period of 2024. During the first quarter of 2025, the Company obtained new debt financing, refinancing facilities, convertible senior notes and other financings of RMB5.42 billion (US$746.8 million).

Business Outlook

The Company expects total net revenues for 2025 to be between RMB9,100 million to RMB9,300 million, representing year-over-year growth of 10% to 13%, and adjusted EBITDA (non-GAAP) to be in the range of RMB2,700 million to RMB2,760 million, representing year-over-year growth of 11% to 14%. If the RMB87.7 million (US$12.0 million) disposal gain of E-JS02 data center were excluded from the adjusted EBITDA calculation for 2024, the year-over-year growth would be 15% to 18%. The above outlook remains unchanged from the previously provided estimates.

The forecast reflects the Company’s current and preliminary views on the market and its operational conditions and is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on Wednesday, May 28, 2025, or 8:00 PM Beijing Time on Wednesday, May 28, 2025.

For participants who wish to join the call, please access the links provided below to complete the online registration process.

English line:

https://s1.c-conf.com/diamondpass/10047350-c2tgiy.html

Chinese line (listen-only mode):

https://s1.c-conf.com/diamondpass/10047351-lcxi4d.html

Participants can choose between the English and Chinese options for pre-registration above. Please note that the Chinese option will be in listen-only mode. Upon registration, each participant will receive an email containing details for the conference call, including dial-in numbers, a conference call passcode and a unique access PIN, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.vnet.com.

A replay of the conference call will be accessible through June 4, 2025, by dialing the following numbers:

US/Canada:	1 855 883 1031
Mainland China:	400 1209 216
Hong Kong, China:	800 930 639
International:	+61 7 3107 6325
Reply PIN (English line):	10047350
Reply PIN (Chinese line):	10047351

Non-GAAP Disclosure

In evaluating its business, VNET considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission as a supplemental measure to review and assess its operating performance: adjusted cash gross profit, adjusted cash gross margin, adjusted operating expenses, adjusted EBITDA and adjusted EBITDA margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.2567 to US$1.00, the noon buying rate in effect on March 31, 2025, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About VNET

VNET Group, Inc. is a leading carrier- and cloud-neutral internet data center services provider in China. VNET provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security, and speed of its customers’ internet infrastructure. Customers may locate their servers and equipment in VNET’s data centers and connect to China’s internet backbone. VNET operates in more than 30 cities throughout China, servicing a diversified and loyal base of over 7,000 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "target," "believes," "estimates" and similar statements. Among other things, quotations from management in this announcement as well as VNET's strategic and operational plans, including the plan to sign a definitive agreement on a pre-REITs project, contain forward-looking statements. VNET may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VNET's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: VNET's goals and strategies; VNET's liquidity conditions; VNET's expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, VNET's services; VNET's expectations regarding keeping and strengthening its relationships with customers; VNET's plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where VNET provides solutions and services. Further information regarding these and other risks is included in VNET's reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Xinyuan Liu

Tel: +86 10 8456 2121

Email: ir@vnet.com

VNET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2024	March 31, 2025
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	1,492,436	3,949,940	544,316
Restricted cash	545,795	1,774,403	244,519
Accounts and notes receivable, net	1,655,984	2,028,264	279,502
Short-term Investments	-	21,491	2,962
Prepaid expenses and other current assets	2,789,573	2,983,864	411,187
Amounts due from related parties	336,360	382,734	52,742
Total current assets	6,820,148	11,140,696	1,535,228

Non-current assets:
Property and equipment, net	17,216,635	18,421,841	2,538,598
Intangible assets and other long-term assets, net	2,170,000	2,768,074	381,451
Operating lease right-of-use assets, net	4,618,212	4,966,194	684,360
Derivative financial instruments	6,768	16,307	2,247
Restricted cash	42,842	43,315	5,969
Deferred tax assets, net	306,623	309,428	42,640
Long-term investments, net	794,688	788,119	108,606
Other non-current assets	381,126	378,687	52,184
Total non-current assets	25,536,894	27,691,965	3,816,055
Total assets	32,357,042	38,832,661	5,351,283

Liabilities and Shareholders' Equity
Current liabilities:
Short-term bank borrowings	589,000	1,020,997	140,697
Accounts and notes payable	709,260	813,337	112,081
Accrued expenses and other payables	3,618,237	3,736,633	514,922
Advances from customers	1,378,806	1,311,898	180,784
Deferred revenue	87,830	94,985	13,089
Income taxes payable	69,569	48,748	6,718
Amounts due to related parties	355,679	351,966	48,502
Current portion of long-term borrowings	1,420,190	1,560,064	214,983
Current portion of finance lease liabilities	208,299	227,918	31,408
Current portion of deferred government grants	6,727	9,339	1,287
Current portion of operating lease liabilities	899,818	938,292	129,300
Total current liabilities	9,343,415	10,114,177	1,393,771

Non-current liabilities:
Long-term borrowings	7,767,390	8,958,785	1,234,554
Convertible promissory notes	1,897,738	5,244,979	722,777
Non-current portion of finance lease liabilities	1,532,309	1,556,327	214,468
Unrecognized tax benefits	107,850	107,850	14,862
Deferred tax liabilities	734,404	875,054	120,586
Deferred government grants	273,824	267,078	36,804
Non-current portion of operating lease liabilities	3,779,293	4,105,999	565,822
Total non-current liabilities	16,092,808	21,116,072	2,909,873

Mezzanine equity:
Redeemable non-controlling interests	-	869,303	119,793
Total mezzanine equity	-	869,303	119,793

Shareholders' equity
Ordinary shares	112	112	15
Additional paid-in capital	17,298,692	17,340,396	2,389,570
Accumulated other comprehensive loss	(18,504)	(11,695)	(1,612)
Statutory reserves	107,380	107,380	14,797
Accumulated deficit	(10,859,888)	(11,097,446)	(1,529,269)
Treasury stock	(161,892)	(161,892)	(22,309)
Total VNET Group,Inc. shareholders’ equity	6,365,900	6,176,855	851,192
Noncontrolling interest	554,919	556,254	76,654
Total shareholders' equity	6,920,819	6,733,109	927,846
Total liabilities and shareholders' equity	32,357,042	38,832,661	5,351,283

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended
	March 31, 2024	December 31, 2024	March 31, 2025
	RMB	RMB	RMB	US$
Net revenues	1,898,126	2,246,389	2,246,220	309,537
Cost of revenues	(1,487,405)	(1,741,533)	(1,680,879)	(231,631)
Gross profit	410,721	504,856	565,341	77,906

Operating income (expenses)
Operating income	3,949	98,869	1,461	201
Sales and marketing expenses	(71,743)	(73,088)	(64,346)	(8,867)
Research and development expenses	(75,389)	(56,098)	(43,603)	(6,009)
General and administrative expenses	(226,297)	(192,954)	(179,770)	(24,773)
Allowance for doubtful debt	5,175	(44,590)	(30,552)	(4,210)
Total operating expenses	(364,305)	(267,861)	(316,810)	(43,658)

Operating profit	46,416	236,995	248,531	34,248
Interest income	12,129	6,162	6,751	930
Interest expense	(137,682)	(77,125)	(100,653)	(13,870)
Other income	4,814	1,855	1,811	250
Other expenses	(1,422)	(10,185)	(2,438)	(336)
Changes in the fair value of financial instruments	3,858	(71,575)	(334,904)	(46,151)
Foreign exchange (loss) gain	(28,361)	(1,327)	9,527	1,313
(Loss) income before income taxes and gain from equity method investments	(100,248)	84,800	(171,375)	(23,616)
Income tax expenses	(61,384)	(82,547)	(52,062)	(7,174)
Gain from equity method investments	2,606	1,197	3,214	443
Net (loss) income	(159,026)	3,450	(220,223)	(30,347)
Net income attributable to noncontrolling interest	(27,979)	(14,546)	(17,335)	(2,389)
Net loss attributable to the VNET Group, Inc.	(187,005)	(11,096)	(237,558)	(32,736)

Loss per share
Basic	(0.12)	(0.01)	(0.15)	(0.02)
Diluted	(0.12)	(0.01)	(0.15)	(0.02)
Shares used in loss per share computation
Basic*	1,568,300,360	1,608,291,868	1,608,799,842	1,608,799,842
Diluted*	1,568,300,360	1,608,291,868	1,608,799,842	1,608,799,842

Loss per ADS (6 ordinary shares equal to 1 ADS)
Basic	(0.72)	(0.06)	(0.90)	(0.12)
Diluted	(0.72)	(0.06)	(0.90)	(0.12)

* Shares used in loss per share/ADS computation were computed under weighted average method.

VNET GROUP, INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	March 31, 2024	December 31, 2024	March 31, 2025
	RMB	RMB	RMB	US$
Gross profit	410,721	504,856	565,341	77,906
Plus: depreciation and amortization	352,604	414,364	402,399	55,452
Plus: share-based compensation expenses	2,190	4,652	109	15
Adjusted cash gross profit	765,515	923,872	967,849	133,373
Adjusted cash gross margin	40.3%	41.1%	43.1%	43.1%

Operating expenses	(364,305)	(267,861)	(316,810)	(43,658)
Plus: share-based compensation expenses	111,681	38,243	6,329	872
Adjusted operating expenses	(252,624)	(229,618)	(310,481)	(42,786)

Operating profit	46,416	236,995	248,531	34,248
Plus: depreciation and amortization	379,551	441,447	427,440	58,903
Plus: share-based compensation expenses	113,871	42,895	6,438	887
Adjusted EBITDA	539,838	721,337	682,409	94,038
Adjusted EBITDA margin	28.4%	32.1%	30.4%	30.4%

VNET GROUP, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	March 31, 2024	December 31, 2024	March 31, 2025
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash generated from operating activities	267,587	572,236	195,713	26,969

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(1,005,368)	(1,492,972)	(1,792,051)	(246,951)
Purchases of intangible assets	(5,965)	(82,693)	(33,952)	(4,679)
Proceeds from (payments for) investments	359,239	22,087	(21,440)	(2,955)
Proceeds from (payments for) other investing activities	1,154	177,418	(37,327)	(5,143)
Net cash used in investing activities	(650,940)	(1,376,160)	(1,884,770)	(259,728)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank borrowings	1,156,279	1,240,147	1,893,386	260,916
Repayments of bank borrowings	(51,441)	(366,664)	(369,366)	(50,900)
Repurchase of 2026 Convertible Notes	(4,262,340)	-	-	-
Proceeds from issuance of 2030 Convertible Notes	-	-	3,084,519	425,058
Payments for finance leases	(39,602)	(25,789)	(37,950)	(5,230)
Contribution from noncontrolling interest in a subsidiary	-	16,000	635,000	87,505
Proceeds from (payments for) other financing activities	591,446	(78,448)	161,033	22,191
Net cash (used in) generated from financing activities	(2,605,658)	785,246	5,366,622	739,540

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(20,050)	17,784	9,020	1,243
Net (decrease) increase in cash, cash equivalents and restricted cash	(3,009,061)	(894)	3,686,585	508,024
Cash, cash equivalents and restricted cash at beginning of period	5,098,987	2,081,967	2,081,073	286,780
Cash, cash equivalents and restricted cash at end of period	2,089,926	2,081,073	5,767,658	794,804